Exhibit 99.1

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 1
For Immediate Release
January 27, 2010
SAP Announces Fourth Quarter and Full-Year 2009 Results
that Exceeded Expectations
Full-Year Software and Software-Related Service Revenues Surpasses Market Expectations
Full-Year Non-GAAP Operating Margin Exceeds Company Guidance
2010 Outlook Signals Growth in Software and Software Related Service Revenues and Operating Margin
     WALLDORF — January 27, 2010 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full-year ended December 31, 2009.
FINANCIAL HIGHLIGHTS — Full Year 2009

	SAP - Full Year 20091)
	U.S. GAAP			Non-GAAP2)
							% change
€ million, unless			%			%	const.
stated otherwise	FY 2009	FY 2008	change	FY 2009	FY 2008	change	curr.3)
Software revenues	2,606	3,606	-28	2,606	3,606	-28	-27
Software and software-related service revenues	8,197	8,457	-3	8,208	8,623	-5	-5
Total revenues	10,671	11,565	-8	10,682	11,731	-9	-9
Operating expenses	-8,031	-8,725	-8	-7,766	-8,428	-8	-8
- Thereof restructuring charges	-196	—	—	-196	—	—	—
Operating income	2,640	2,840	-7	2,916	3,303	-12	-11
Operating margin (%)	24.7	24.6	0.1pp	27.3	28.2	-0.9pp	-0.6pp
Income from continuing operations	1,825	1,928	-5	2,036	2,269	-10
Net income	1,789	1,869	-4	2,000	2,210	-10
Basic EPS from cont. operations (€)	1.54	1.62	-5	1.71	1.91	-10

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

3)	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 2
Revenues — Full Year 2009
•	U.S. GAAP software and software-related service revenues were €8.20 billion (2008: €8.46 billion), a decrease of 3%. Non-GAAP software and software-related service revenues were €8.21 billion (2008: €8.62 billion), a decrease of 5% (5% at constant currencies).

•	U.S. GAAP total revenues were €10.67 billion (2008: €11.57 billion), a decrease of 8%. Non-GAAP total revenues were €10.68 billion (2008: €11.73 billion), a decrease of 9% (9% at constant currencies).

•	U.S. GAAP software revenues were €2.61 billion (2008: €3.61 billion), a decrease of 28% (27% at constant currencies).
Full Year 2009 Non-GAAP revenue figures exclude an acquisition-related deferred support revenue write-down of €11 million (2008: €166 million).
Income — Full Year 2009
•	U.S. GAAP operating income was €2.64 billion (2008: €2.84 billion), a decrease of 7%. Non-GAAP operating income was €2.92 billion (2008: €3.30 billion), a decrease of 12% (11% at constant currencies). U.S. GAAP and Non-GAAP operating income were negatively impacted by restructuring charges of €196 million resulting from the previously announced reduction of positions.
•	U.S. GAAP operating margin was 24.7% (2008: 24.6%), an increase of 0.1 percentage points. Non-GAAP operating margin was 27.3% (2008: 28.2%), or 27.6% at constant currencies, a decrease of 0.9 percentage points (0.6 percentage points at constant currencies). The €196 million in restructuring charges resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP operating margin by 1.8 percentage points.
•	U.S. GAAP income from continuing operations was €1.83 billion (2008: €1.93 billion), a decrease of 5%. Non-GAAP income from continuing operations was €2.04 billion (2008: €2.27 billion), a decrease of 10%. U.S. GAAP and Non-GAAP income from continuing operations were negatively impacted by restructuring charges of €138 million, net of tax, resulting from the previously announced reduction of positions.
•	U.S. GAAP basic earnings per share from continuing operations were €1.54 (2008: €1.62), a decrease of 5%. Non-GAAP earnings per share from continuing operations were €1.71 (2008: €1.91), a decrease of 10%. The restructuring charges, net of tax, resulting

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 3
from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP basic earnings per share by €0.12.
Full Year 2009 Non-GAAP operating income excludes an acquisition-related deferred support revenue write-down and acquisition-related charges totaling €275 million (2008: €463 million), and Full Year 2009 Non-GAAP income from continuing operations and Non-GAAP earnings per share from continuing operations exclude an acquisition-related deferred support revenue write-down and acquisition-related charges totaling €211 million net of tax (2008: €341 million).
Cash Flow — Full Year 2009
Operating cash flow from continuing operations was €3.04 billion (2008: €2.18 billion), an increase of 39%. Free cash flow was €2.81 billion (2008: €1.84 billion), an increase of 52%. Free cash flow was 26% of total revenues (2008: 16%). At December 31, 2009, SAP had a total group liquidity of €2.28 billion (December 31, 2008: €1.66 billion), which includes cash and cash equivalents, restricted cash and short term investments. At December 31, 2009, net liquidity, defined as total group liquidity less bank liabilities, was €1.58 billion.

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 4
FINANCIAL HIGHLIGHTS — Fourth Quarter 2009

	SAP - Fourth Quarter 20091)
	U.S. GAAP			Non-GAAP2)
							% change
€ million, unless			%			%	const.
stated otherwise	Q4/2009	Q4/2008	change	Q4/2009	Q4/2008	change	curr.3)
Software revenues	1,119	1,322	-15	1,119	1,322	-15	-14
Software and software-related service revenues	2,565	2,666	-4	2,565	2,692	-5	-2
Total revenues	3,189	3,487	-9	3,189	3,513	-9	-7
Operating expenses	-2,134	-2,212	-4	-2,070	-2,140	-3	0
- Thereof restructuring charges	-10	—	—	-10	—	—	—
Operating income	1,055	1,275	-17	1,119	1,373	-18	-16
Operating margin (%)	33.1	36.6	-3.5pp	35.1	39.1	-4.0pp	-4.1pp
Income from continuing operations	748	860	-13	797	930	-14
Net income	727	830	-12	776	900	-14
Basic EPS from cont. operations (€)	0.63	0.72	-13	0.67	0.78	-14

1)	All figures are preliminary and unaudited.

2)	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

3)	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.
Revenues — Fourth Quarter 2009
•	U.S. GAAP software and software-related service revenues were €2.57 billion (2008: €2.67 billion), a decrease of 4%. Non-GAAP software and software-related service revenues were €2.57 billion (2008: €2.69 billion), a decrease of 5% (2% at constant currencies).
•	U.S. GAAP total revenues were €3.19 billion (2008: €3.49 billion), a decrease of 9%. Non-GAAP total revenues were €3.19 billion (2008: €3.51 billion), a decrease of 9% (7% at constant currencies).
•	U.S. GAAP software revenues were €1.12 billion (2008: €1.32 billion), a decrease of 15% (14% at constant currencies).

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 5
Income — Fourth Quarter 2009
•	U.S. GAAP operating income was €1.06 billion (2008: €1.28 billion), a decrease of 17%. Non-GAAP operating income was €1.12 billion (2008: €1.37 billion), decrease of 18% (16% at constant currencies). U.S. GAAP and Non-GAAP operating income were negatively impacted by restructuring charges of €10 million resulting from the previously announced reduction of positions.

•	U.S. GAAP operating margin was 33.1% (2008: 36.6%), a decrease of 3.5 percentage points. Non-GAAP operating margin was 35.1% (2008: 39.1%), or 35.0% at constant currencies, a decrease of 4.0 percentage points (4.1 percentage points at constant currencies). The €10 million in restructuring charges resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP operating margin by 0.3 percentage points.

•	U.S. GAAP income from continuing operations was €0.75 billion (2008: €0.86 billion), a decrease of 13%. Non-GAAP income from continuing operations was €0.80 billion (2008: €0.93 billion), a decrease of 14%. U.S. GAAP and Non-GAAP income from continuing operations were negatively impacted by restructuring charges of €7 million, net of tax, resulting from the previously announced reduction of positions.

•	U.S. GAAP basic earnings per share from continuing operations were €0.63 (2008: €0.72), a decrease of 13%. Non-GAAP basic earnings per share from continuing operations were €0.67 (2008: €0.78), a decrease of 14% year-over-year. The restructuring charges, net of tax, resulting from the previously announced reduction of positions negatively impacted the U.S. GAAP and Non-GAAP basic earnings per share by €0.01.
Fourth Quarter 2009 Non-GAAP operating income excludes acquisition-related charges totaling €64 million (2008: €98 million, which also included an acquisition-related deferred support revenue write-down), and Fourth Quarter2009 Non-GAAP income from continuing operations and Non-GAAP earnings per share from continuing operations exclude acquisition-related charges totaling €49 million net of tax (2008: €70 million, which also included a deferred revenue write-down).
     “As a result of a very difficult and unstable market environment that began in the third quarter of 2008 and then continued into 2009, we rapidly put into place a plan to reduce operating expenses in order to protect our operating margin. I am pleased to report that we exceeded our initial expectations,” said Werner Brandt, CFO of SAP. “In 2009, we significantly reduced Non-GAAP operating expenses by around €650 million to €7.8 billion despite restructuring costs of approximately €200 million. The Non-GAAP operating margin

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 6
at constant currencies was 27.6% which included a negative impact of 1.8 percentage points related to the restructuring charge. For 2010, we will continue to maintain strict cost controls with a spotlight on further margin expansion.”
     Léo Apotheker, CEO of SAP continued, “Along with margin expansion for 2010, we are also ready to return to top-line growth, although the market continues to be challenging and uncertainty among customers still exists. Despite the difficult environment last year, we never lost focus on innovation, which is the cornerstone for growth going forward. Building on a strong foundation, we will drive growth by continuing to strengthen our core business and expand beyond the core with new products and technologies that speed implementation, provide for instant consumption and are easy accessible from anywhere, anytime, and from a broad range of devices.”
IFRS Financial Data
SAP will discontinue its U.S. GAAP reporting and will only report financial data under IFRS from fiscal 2010 onwards. The guidance provided by SAP for 2010 is based on Non-IFRS numbers that are derived from SAP’s IFRS figures by excluding acquisition-related charges and discontinued activities. To prepare the capital markets for this change, IFRS financial data are provided in the financial section of this press release.
BUSINESS OUTLOOK
SAP is providing the following outlook for the full-year 2010:
•	The Company expects full-year 2010 Non-IFRS software and software related service revenue to increase in a range of 4% to 8% at constant currencies (2009: €8.2 billion).

•	The Company expects its full-year 2010 Non-IFRS operating margin to be in a range of 30% — 31% at constant currencies (2009: 27.4%).

•	The Company projects an effective tax rate of 27.5% — 28.5% (based on IFRS) for 2010 (2009: 26.7%).
KEY EVENTS — Fourth Quarter 2009
•	In the fourth quarter of 2009, SAP closed major contracts in several key regions including Achmea and Rabobank Nederland, Aeroflot Russian Airlines, AOK, Crédit Agricole S.A.,

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 7
Deutsche Bank AG, Hilti AG, NMBS-SNCB Group, and Talanx AG in EMEA; 3M Company, Baker & McKenzie, Dairy Farmers of America, Inc., Pfizer Inc., Servicios Nacional de Chocolates S.A., Sybase Inc., Verizon Services Corporation, and W.W. Grainger, Inc. in Americas; and Daiwa House Industry Co., Ltd., Department of Defence, Australia, Hubei Electric Power Corporation, Malaysian Airline System Berhad, National Australia Bank Limited, Singapore Power Ltd, and Vietnam National Petroleum Corporation in the Asia Pacific Japan region.

•	In December, Deutsche Bank and SAP signed a letter of intent to start a multi-year initiative in 2010 to replace individual software solutions in its home market by a new core banking system based on SAP for Banking solutions. The SAP implementation underpins the bank’s strategy to push for a high degree of industrialization and standardization of processes.

•	On December 17, SAP announced that Valero Energy Corporation signed a global enterprise agreement with SAP that will create a tighter relationship between the two companies, including a particular focus on collaboration on solution innovation and development over the next five years.

•	On December 10, SAP announced the new SAP BusinessObjects Sustainability Performance Management application designed to help businesses more easily set sustainability goals and objectives, measure and communicate performance, and reduce data collection costs and errors. The new application helps organizations focus on improving economic, social and environmental performance rather than spending time on data collection and report compilation. The software features a library of key sustainability performance indicators and is the first solution to be certified by the Global Reporting Initiative Certified Software and Tools Program. The Global Reporting Initiative (GRI) is a network-based organization that has pioneered the development of the world’s most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide.

•	On December 7, SAP further extended its modular, market-leading solution offerings tailored for the banking industry by announcing innovations to its industry-specific banking software that supports banks’ business processes from the front to the back office.

•	On December 1, SAP announced that the 2009 Key Performance Indicator achievements of the SAP User Group Executive Network (SUGEN) SAP Enterprise Support program have shown clear value to participating SAP customers.

•	On November 20, SAP reported that market research firm IDC identified SAP as a leading vendor of customer information systems (CIS) and customer relationship management (CRM) systems for the utilities industry. The IDC study, published by IDC Energy Insights, is conducted on an annual basis. The report evaluated the seven most relevant vendors of utility-specific CIS / CRM systems in the light of the challenges of the new energy economy. SAP received the highest ratings in the category “ownership confidence” and the second highest ratings in the category “ability to address market needs.”

•	On November 19, SAP was named as a leader in business performance solutions in a report by independent analyst firm Forrester Research. In the November 2009 report —

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 8
“The Forrester Wave: Business Performance Solutions, Q4 2009” — SAP was positioned as a leader and ranked with the strongest overall current offering out of 10 other vendors.

•	On October 27, SAP unveiled an interactive sustainability map for the SAP EcoHub solution marketplace, providing a clear view of the ecosystem of sustainability and “Green IT” solutions and services available from SAP and its partners. By simply clicking on defined areas in the SAP sustainability map within SAP EcoHub, customers can easily discover, evaluate and buy sustainability solutions and services from SAP and its partners.

•	On October 21, SAP announced that Siemens AG, a global leader in electronics and electrical engineering, expanded its strategic relationship with SAP through its selection of the SAP Supplier Relationship Management application for Siemens’ worldwide e-procurement operations. Also announced was the completion of Siemens’ contract renewal for SAP maintenance support services for all SAP solutions based on SAP’s maintenance standards for large customers for duration of three years.
Use of Non-GAAP and Non-IFRS Financial Measures
This press release contains certain financial measures such as Non-GAAP and Non-IFRS revenues, Non-GAAP and Non-IFRS operating income, Non-GAAP and Non-IFRS operating margin, free cash flow, constant currency revenue and operating income measures, as well as U.S. Dollar based Non-GAAP revenue numbers. These measures are not prepared in accordance with U.S. GAAP or IFRS and therefore are considered Non-GAAP or Non-IFRS financial measures. SAP’s Non-GAAP and Non-IFRS financial measures may not correspond to Non-GAAP and Non-IFRS financial measures that other companies report. The Non-GAAP and Non-IFRS financial measures that SAP reports should be considered in addition to, and not as a substitute for or superior to, revenue, operating margin or SAP’s other measures of financial performance prepared in accordance with U.S. GAAP and IFRS. See the financial section of this press release for additional information regarding the Non-GAAP and Non-IFRS measures included in this press release and for the reconciliations to the corresponding U.S. GAAP and IFRS measures.
Webcast / Supplementary Financial Information
SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at http://www.sap.com/investor.
Note to editors (TV/ radio/ print/ online)
SAP will post material from the press conference as well as collective TV interviews with SAP CEO Léo Apotheker in both English and German, in which he will discuss the Company’s Q4 2009 and full-year 2009 financial results. You can find these interviews on the SAP stock footage platform www.sap.com/stockfootage on Wednesday, January 27, 2010, following the event. The interviews will be conducted by TV journalists in English and German language.
These interviews will be published in their entirety and without any edits, as well as for your unrestricted use free of charge (also for parts of it). In addition, these clips are not branded,

SAP Announces Fourth Quarter and Twelve Months 2009 Results that Exceeded Expectations	Page 9
are clean feed, and will be available as high resolution video files, as well as mp3 files for radio journalists. SAP will also broadcast these clips via satellite starting at approximately 11:35 a.m. CET. If you are interested in recording this feed, please contact us via broadcast@sap.com for the necessary satellite and technical information.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With approximately 95,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2010 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP Business ByDesign, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects S.A. in the United States and in other countries. Business Objects is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161, james.dever@sap.com, ET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, mailto:investor@sap.com, ET
Appendix — Financial Information to Follow

Financial Information
for the Fourth Quarter and the Full Year 2009
- Condensed, Preliminary and Unaudited -

Page

U.S. GAAP Financial Information
Financial Statements
Statements of Income	F1 and F2
Balance Sheets	F3
Statements of Cash Flows	F4

Supplementary Financial Information
Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers	F5 and F6
Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro	F7
Revenue by Region	F8 and F9
Share-Based Compensation	F10
Free Cash Flow	F10
Days Sales Outstanding	F10
Headcount	F10
Multi-Quarter Summary	F11
Explanations of Non-GAAP Measures	F12 to F14

IFRS Financial Information
Financial Statements
Statements of Income	F15
Statements of Financial Position	F16

Supplementary Financial Information
Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers	F17
U.S. GAAP — IFRS Significant Differences with Impact on Income	F18
Explanations of Non-IFRS Measures	F19

CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP; Preliminary and unaudited)

	Three months ended December 31
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	1,119	1,322	-15
Support revenue	1,364	1,269	7
Subscription and other software-related service revenue	82	75	9
Software and software-related service revenue	2,565	2,666	-4
Consulting revenue	519	666	-22
Training revenue	71	111	-36
Other service revenue	18	30	-40
Professional services and other service revenue	608	807	-25
Other revenue	16	14	14
Total revenue	3,189	3,487	-9
Cost of software and software-related services	-457	-480	-5
Cost of professional services and other services	-439	-565	-22
Research and development	-490	-395	24
Sales and marketing	-602	-629	-4
General and administration	-163	-145	12
Restructuring	-10	0	N/A
Other operating income/expense, net	27	2	>100
Total operating expenses	-2,134	-2,212	-4
Operating income	1,055	1,275	-17
Other non-operating income/expense, net	-17	-50	-66
Financial income/expense, net	-19	-29	-34
Income from continuing operations before income taxes	1,019	1,196	-15
Income taxes	-271	-336	-19
Income from continuing operations	748	860	-13
Loss from discontinued operations, net of tax	-21	-30	-30
Net income	727	830	-12
- Net income attributable to noncontrolling interests *	1	0	N/A
- Net income attributable to shareholders of SAP AG	726	830	-13
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.63	0.72	-13
EPS from continuing operations — diluted in €	0.63	0.72	-13
EPS from net income attributable to shareholders of SAP AG — basic in €	0.61	0.70	-13
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.61	0.70	-13
Weighted average number of shares in millions, treasury stock excluded	1,189	1,187
Key ratios
Operating margin in %	33.1	36.6	-3.5pp
Effective tax rate from continuing operations in %	26.6	28.1

*	Due to the first-time application of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 the term minority interest has been replaced with noncontrolling interests and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

F1

CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP; Preliminary and unaudited)

	Twelve months ended December 31
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	2,606	3,606	-28
Support revenue	5,285	4,593	15
Subscription and other software-related service revenue	306	258	19
Software and software-related service revenue	8,197	8,457	-3
Consulting revenue	2,074	2,498	-17
Training revenue	273	434	-37
Other service revenue	85	107	-21
Professional services and other service revenue	2,432	3,039	-20
Other revenue	42	69	-39
Total revenue	10,671	11,565	-8
Cost of software and software-related services	-1,649	-1,646	0
Cost of professional services and other services	-1,862	-2,296	-19
Research and development	-1,608	-1,631	-1
Sales and marketing	-2,192	-2,540	-14
General and administration	-556	-623	-11
Restructuring	-196	0	N/A
Other operating income/expense, net	32	11	>100
Total operating expenses	-8,031	-8,725	-8
Operating income	2,640	2,840	-7
Other non-operating income/expense, net	-80	-25	>100
Financial income/expense, net	-71	-62	15
Income from continuing operations before income taxes	2,489	2,753	-10
Income taxes	-664	-825	-20
Income from continuing operations	1,825	1,928	-5
Loss from discontinued operations, net of tax	-36	-59	-39
Net income	1,789	1,869	-4
- Net income attributable to noncontrolling interests *	2	1	100
- Net income attributable to shareholders of SAP AG	1,787	1,868	-4
Earnings per share (EPS)
EPS from continuing operations — basic in €	1.54	1.62	-5
EPS from continuing operations — diluted in €	1.53	1.62	-6
EPS from net income attributable to shareholders of SAP AG — basic in €	1.50	1.57	-4
EPS from net income attributable to shareholders of SAP AG — diluted in €	1.50	1.57	-4
Weighted average number of shares in millions, treasury stock excluded	1,188	1,190
Key ratios
Operating margin in %	24.7	24.6	0.1pp
Effective tax rate from continuing operations in %	26.7	30.0

*	Due to the first-time application of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 the term minority interest has been replaced with noncontrolling interests and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

F2

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S.GAAP; Preliminary and unaudited)

€ millions	December 31, 2009	December 31, 2008
Assets
Cash and cash equivalents	1,883	1,277
Restricted cash	1	3
Short-term investments	400	382
Accounts receivable, net	2,447	3,128
Other assets	528	705
Deferred income taxes	190	203
Prepaid expenses /deferred charges	93	84
Current assets	5,542	5,782
Goodwill	5,034	5,009
Intangible assets, net	884	1,127
Property, plant, and equipment, net	1,371	1,405
Investments	106	95
Accounts receivable , net	1	2
Other assets	690	566
Deferred income taxes	185	187
Prepaid expenses /deferred charges	50	24
Noncurrent assets	8,321	8,415
Total assets	13,863	14,197

€ millions	December 31, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	512	538
Income tax obligations	323	363
Financial liabilities	148	2,574
Other liabilities	1,640	1,486
Provisions	290	214
Deferred income taxes	22	48
Deferred income	585	611
Current liabilities	3,520	5,834
Accounts payable	0	5
Income tax obligations	193	278
Financial liabilities	739	36
Other liabilities	100	94
Provisions	510	497
Deferred income taxes	142	157
Deferred income	64	61
Noncurrent liabilities	1,748	1,128
Total liabilities	5,268	6,962
Common stock, no par value	1,226	1,226
Treasury stock	-1,320	-1,362
Additional paid-in capital	317	320
Retained earnings	8,902	7,709
Accumulated other comprehensive loss	-551	-660
Total equity attributable to shareholders of SAP AG	8,574	7,233
Noncontrolling interests *	21	2
Total equity	8,595	7,235
Total liabilities and total equity	13,863	14,197

*	Reclassification of noncontrolling interests (previously minority interests) is based on the first-time application of SFAS 160.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP; Preliminary and unaudited)

	Twelve months ended December 31
€ millions	2009	2008
Net income	1,789	1,869
Net loss from discontinued operations	36	59
Income from continuing operations	1,825	1,928
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	496	548
Gains/losses from equity investees	-1	-1
Losses on disposal of intangible assets and property, plant, and equipment	-11	4
Gains on disposal of investments	-1	-15
Writedowns of financial assets	11	15
Allowances for doubtful accounts	66	76
Impacts of hedging for cash-settled share-based payment plans	5	39
Share-based compensation including income tax benefits	9	19
Excess tax benefit from share-based compensation	0	-7
Deferred income taxes	-74	-67
Change in accounts receivable	640	-50
Change in other assets	9	-118
Change in accrued and other liabilities	15	-255
Change in deferred income	47	67
Net cash provided by operating activities from continuing operations	3,036	2,183
Business combinations, net of cash and cash equivalents acquired	-74	-3,773
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-225	-339
Proceeds from disposal of intangible assets and property, plant, and equipment	45	44
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,001
Purchase of investments	-1,059	-380
Sales of investments	1,011	579
Purchase of other financial assets	-14	-16
Sales of other financial assets	17	16
Net cash used in investing activities from continuing operations	-297	-3,769
Dividends paid	-594	-594
Purchase of treasury stock	0	-487
Proceeds from reissuance of treasury stock	24	85
Proceeds from issuance of common stock (share-based compensation)	6	13
Excess tax benefit from share-based compensation	0	7
Proceeds from private placement transaction	697	0
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	-2,303	-1,571
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	24
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-55
Net cash provided by/used in financing activities from continuing operations	-2,166	1,281
Effect of foreign exchange rates on cash and cash equivalents	52	-1
Net cash used in operating activities from discontinued operations	-17	-25
Net change in cash and cash equivalents	606	-331
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	1,883	1,277

F4

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended December 31
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	1,119	0	1,119	23	1,142	1,322	0	1,322	-15	-15	-14
Support revenue	1,364	0	1,364	48	1,412	1,269	26	1,295	7	5	9
Subscription and other software-related service revenue	82	0	82	3	85	75	0	75	9	9	13
Software and software-related service revenue	2,565	0	2,565	74	2,639	2,666	26	2,692	-4	-5	-2
Consulting revenue	519	0	519	18	537	666	0	666	-22	-22	-19
Training revenue	71	0	71	2	73	111	0	111	-36	-36	-34
Other service revenue	18	0	18	1	19	30	0	30	-40	-40	-37
Professional services and other service revenue	608	0	608	21	629	807	0	807	-25	-25	-22
Other revenue	16	0	16	0	16	14	0	14	14	14	14
Total revenue	3,189	0	3,189	95	3,284	3,487	26	3,513	-9	-9	-7

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-457	44	-413			-480	51	-429	-5	-4
Cost of professional services and other services	-439	0	-439			-565	0	-565	-22	-22
Research and development	-490	0	-490			-395	-1	-396	24	24
Sales and marketing	-602	18	-584			-629	22	-607	-4	-4
General and administration	-163	2	-161			-145	0	-145	12	11
Restructuring	-10	0	-10			0	0	0	N/A	N/A
Other operating income/expense, net	27	0	27			2	0	2	>100	>100
Total operating expenses	-2,134	64	-2,070	-64	-2,134	-2,212	72	-2,140	-4	-3	0

Non-GAAP Income Numbers
Operating income	1,055	64	1,119	32	1,151	1,275	98	1,373	-17	-18	-16
Other non-operating income/expense, net	-17	0	-17			-50	0	-50	-66	-66
Financial income/expense, net	-19	0	-19			-29	0	-29	-34	-34
Income from continuing operations before income taxes	1,019	64	1,083			1,196	98	1,294	-15	-16
Income taxes	-271	-15	-286			-336	-28	-364	-19	-21
Income from continuing operations	748	49	797			860	70	930	-13	-14
Loss from discontinued operations, net of tax	-21	0	-21			-30	0	-30	-30	-30
Net income	727	49	776			830	70	900	-12	-14
- Net income attributable to noncontrolling interests	1	0	1			0	0	0	N/A	N/A
- Net income attributable to shareholders of SAP AG	726	49	775			830	70	900	-13	-14

Non-GAAP EPS
EPS from continuing operations — basic in €	0.63		0.67			0.72		0.78	-13	-14
EPS from continuing operations — diluted in €	0.63		0.67			0.72		0.78	-13	-14
EPS from net income attributable to shareholders of SAP AG — basic in €	0.61		0.65			0.70		0.76	-13	-14
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.61		0.65			0.70		0.76	-13	-14
Weighted average number of shares in millions, treasury stock excluded	1,189		1,189			1,187		1,187

Non-GAAP Key Ratios
Operating margin in %	33.1		35.1		35.0	36.6		39.1	-3.5pp	-4.0pp	-4.1pp
Effective tax rate from continuing operations in %	26.6		26.4			28.1		28.2

*	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F5

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Twelve months ended December 31
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				currency	Constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	Currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	2,606	0	2,606	17	2,623	3,606	0	3,606	-28	-28	-27
Support revenue	5,285	11	5,296	-19	5,277	4,593	166	4,759	15	11	11
Subscription and other software-related service revenue	306	0	306	-6	300	258	0	258	19	19	16
Software and software-related service revenue	8,197	11	8,208	-8	8,200	8,457	166	8,623	-3	-5	-5
Consulting revenue	2,074	0	2,074	-11	2,063	2,498	0	2,498	-17	-17	-17
Training revenue	273	0	273	1	274	434	0	434	-37	-37	-37
Other service revenue	85	0	85	0	85	107	0	107	-21	-21	-21
Professional services and other service revenue	2,432	0	2,432	-11	2,421	3,039	0	3,039	-20	-20	-20
Other revenue	42	0	42	0	42	69	0	69	-39	-39	-39
Total revenue	10,671	11	10,682	-19	10,663	11,565	166	11,731	-8	-9	-9

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-1,649	183	-1,466			-1,646	193	-1,453	0	1
Cost of professional services and other services	-1,862	2	-1,860			-2,296	0	-2,296	-19	-19
Research and development	-1,608	3	-1,605			-1,631	17	-1,614	-1	-1
Sales and marketing	-2,192	73	-2,119			-2,540	86	-2,454	-14	-14
General and administration	-556	4	-552			-623	1	-622	-11	-11
Restructuring	-196	0	-196			0	0	0	N/A	N/A
Other operating income/expense, net	32	0	32			11	0	11	>100	>100
Total operating expenses	-8,031	264	-7,766	41	-7,725	-8,725	297	-8,428	-8	-8	-8

Non-GAAP Income Numbers
Operating income	2,640	275	2,916	23	2,939	2,840	463	3,303	-7	-12	-11
Other non-operating income/expense, net	-80	0	-80			-25	0	-25	>100	>100
Financial income/expense, net	-71	0	-71			-62	0	-62	15	15
Income from continuing operations before income taxes	2,489	275	2,764			2,753	463	3,216	-10	-14
Income taxes	-664	-64	-728			-825	-122	-947	-20	-23
Income from continuing operations	1,825	211	2,036			1,928	341	2,269	-5	-10
Loss from discontinued operations, net of tax	-36	0	-36			-59	0	-59	-39	-39
Net income	1,789	211	2,000			1,869	341	2,210	-4	-10
- Net income attributable to noncontrolling interests	2	0	2			1	0	1	100	100
- Net income attributable to shareholders of SAP AG	1,787	211	1,998			1,868	341	2,209	-4	-10

Non-GAAP EPS
EPS from continuing operations — basic in €	1.54		1.71			1.62		1.91	-5	-10
EPS from continuing operations — diluted in €	1.53		1.71			1.62		1.91	-6	-10
EPS from net income attributable to shareholders of SAP AG — basic in €	1.50		1.68			1.57		1.86	-4	-10
EPS from net income attributable to shareholders of SAP AG — diluted in €	1.50		1.68			1.57		1.86	-4	-10
Weighted average number of shares in millions , treasury stock excluded	1,188		1,188			1,190		1,190
Non-GAAP Key Ratios
Operating margin in %	24.7		27.3		27.6	24.6		28.2	0.1pp	-0.9pp	-0.6pp
Effective tax rate from continuing operations in %	26.7		26.3			30.0		29.4

*	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F6

Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles.

	Three months ended December 31
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	1,119	1,322	-15	2,565	2,666	-4
+/- Adjustment between U.S. GAAP revenue
and non-GAAP revenue in € millions*	0	0	0	0	26	-100
= Non-GAAP revenue in € millions	1,119	1,322	-15	2,565	2,692	-5
+/- Adjustment in US$ millions	522	446	17	1,211	880	38
= Non-GAAP revenue in US$ millions	1,641	1,768	-7	3,776	3,572	6

	Twelve months ended December 31
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	2,606	3,606	-28	8,197	8,457	-3
+/- Adjustment between U.S. GAAP revenue
and non-GAAP revenue in € millions*	0	0	0	11	166	-93
= Non-GAAP revenue in € millions	2,606	3,606	-28	8,208	8,623	-5
+/- Adjustment in US$ millions	1,096	1,632	-33	3,311	3,967	-17
= Non-GAAP revenue in US$ millions	3,702	5,238	-29	11,519	12,590	-9

*	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. See Explanations of Non-GAAP Measures for details.
Differences may exist due to rounding.

F7

REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended December 31
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	577	0	577	3	580	764	0	764	-24	-24	-24
Americas	359	0	359	22	381	381	0	381	-6	-6	0
Asia Pacific Japan	184	0	184	-3	181	177	0	177	4	4	2

Software revenue	1,119	0	1,119	23	1,142	1,322	0	1,322	-15	-15	-14

Software and software-related service revenue by region***
Germany	490	0	490	0	490	467	1	468	5	5	5
Rest of EMEA	896	0	896	13	909	1,029	9	1,038	-13	-14	-12
Total EMEA	1,386	0	1,386	12	1,398	1,496	10	1,506	-7	-8	-7
United States	600	0	600	67	667	604	14	618	-1	-3	8
Rest of Americas	221	0	221	-3	218	229	1	230	-3	-4	-5
Total Americas	822	0	822	63	885	834	15	849	-1	-3	4
Japan	112	0	112	7	119	137	0	137	-18	-18	-13
Rest of Asia Pacific Japan	246	0	246	-9	237	199	1	200	24	23	19
Total Asia Pacific Japan	358	0	358	-2	356	336	1	337	7	6	6

Software and software-related service revenue	2,565	0	2,565	74	2,639	2,666	26	2,692	-4	-5	-2

Total revenue by region***
Germany	651	0	651	0	651	647	1	648	1	0	0
Rest of EMEA	1,084	0	1,084	16	1,100	1,291	9	1,300	-16	-17	-15
Total EMEA	1,735	0	1,735	16	1,751	1,938	10	1,948	-10	-11	-10
United States	754	0	754	85	839	828	14	842	-9	-10	0
Rest of Americas	278	0	278	-4	274	301	1	302	-8	-8	-9
Total Americas	1,032	0	1,032	82	1,114	1,129	15	1,144	-9	-10	-3
Japan	128	0	128	7	135	167	0	167	-23	-23	-19
Rest of Asia Pacific Japan	294	0	294	-10	284	253	1	254	16	16	12
Total Asia Pacific Japan	422	0	422	-3	419	420	1	421	0	0	0

Total revenue	3,189	0	3,189	95	3,284	3,487	26	3,513	-9	-9	-7

*	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***	based on customer location
Differences may exist due to rounding.

F8

REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Twelve months ended December 31
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	1,303	0	1,303	23	1,326	1,845	0	1,845	-29	-29	-28
Americas	855	0	855	5	860	1,184	0	1,184	-28	-28	-27
Asia Pacific Japan	449	0	449	-12	437	578	0	578	-22	-22	-24

Software revenue	2,606	0	2,606	17	2,623	3,606	0	3,606	-28	-28	-27

Software and software-related service revenue by region***
Germany	1,437	0	1,437	1	1,438	1,515	4	1,519	-5	-5	-5
Rest of EMEA	2,898	4	2,902	78	2,980	3,061	62	3,123	-5	-7	-5
Total EMEA	4,335	4	4,339	79	4,418	4,576	66	4,642	-5	-7	-5
United States	2,017	6	2,023	-66	1,957	1,976	84	2,060	2	-2	-5
Rest of Americas	700	0	700	28	728	748	6	754	-6	-7	-3
Total Americas	2,718	6	2,724	-39	2,685	2,723	90	2,813	0	-3	-5
Japan	404	0	404	-48	356	410	3	413	-1	-2	-14
Rest of Asia Pacific Japan	740	1	741	0	741	748	7	755	-1	-2	-2
Total Asia Pacific Japan	1,144	1	1,145	-47	1,098	1,158	11	1,169	-1	-2	-6

Software and software-related service revenue	8,197	11	8,208	-8	8,200	8,457	166	8,623	-3	-5	-5

Total revenue by region***
Germany	2,027	0	2,027	1	2,028	2,193	4	2,197	-8	-8	-8
Rest of EMEA	3,615	4	3,619	101	3,720	4,012	62	4,074	-10	-11	-9
Total EMEA	5,642	4	5,646	102	5,748	6,205	66	6,271	-9	-10	-8
United States	2,695	6	2,701	-103	2,598	2,882	84	2,966	-6	-9	-12
Rest of Americas	925	0	925	38	963	990	6	996	-7	-7	-3
Total Americas	3,620	6	3,626	-65	3,561	3,872	90	3,962	-7	-8	-10
Japan	476	0	476	-58	418	515	3	518	-8	-8	-19
Rest of Asia Pacific Japan	932	1	933	4	937	974	7	981	-4	-5	-4
Total Asia Pacific Japan	1,409	1	1,410	-56	1,354	1,489	11	1,500	-5	-6	-10

Total revenue	10,671	11	10,682	-19	10,663	11,565	166	11,731	-8	-9	-9

*	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***	based on customer location
Differences may exist due to rounding.

F9

SHARE-BASED COMPENSATION
(U.S. GAAP; Preliminary and unaudited)

	Twelve months ended December 31
€ millions	2009	2008	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	5	6	-17
Cost of professional services and other services	8	12	-33
Research and development	18	18	0
Sales and marketing	12	15	-20
General and administration	10	12	-17

Total share-based compensation	53	63	-16

Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures.
Differences may exist due to rounding.
FREE CASH FLOW
Preliminary and unaudited

	Twelve months ended December 31
€ millions	2009	2008	Change in %
Net cash provided by operating activities from continuing operations	3,036	2,183	39
Purchase of long-lived assets excluding additions from business combinations	-225	-339	-34

Free cash flow	2,811	1,844	52

Differences may exist due to rounding.
DAYS SALES OUTSTANDING
Preliminary and unaudited

	December 31, 2009	December 31, 2008	Change in days
Days sales outstanding	79	71	8

HEADCOUNT
Preliminary and unaudited

in Full-Time Equivalents - from continuing operations	December 31, 2009	December 31, 2008	Change in %
Headcount by region
Germany	14,925	15,582	-4
Rest of EMEA	10,435	11,243	-7
Total EMEA	25,360	26,825	-5
United States	8,097	9,214	-12
Rest of Americas	3,873	4,243	-9
Total Americas	11,970	13,457	-11
Japan	1,140	1,413	-19
Rest of Asia Pacific Japan	9,108	9,841	-7
Total Asia Pacific Japan	10,248	11,254	-9

Total	47,578	51,536	-8

Headcount by Functional Area
Software and software-related services	6,416	6,458	-1
Professional services and other services	12,349	14,051	-12
Research and development	14,813	15,547	-5
Sales and marketing	9,513	10,701	-11
General and administration	3,051	3,244	-6
Infrastructure	1,436	1,535	-6

Total	47,578	51,536	-8

F10

MULTI-QUARTER SUMMARY
(U.S. GAAP and non-GAAP; Preliminary and unaudited)

€ millions, unless otherwise stated	Q4/2009	Q3/2009	Q2/2009	Q1/2009	Q4/2008	Q3/2008	Q2/2008	Q1/2008
Software revenue (U.S. GAAP)	1,119	525	543	418	1,322	763	898	622
Revenue adjustment*	0	0	0	0	0	0	0	0
Software revenue (non-GAAP)	1,119	525	543	418	1,322	763	898	622

Support revenue (U.S. GAAP)	1,364	1,333	1,337	1,252	1,269	1,167	1,099	1,058
Revenue adjustment*	0	0	0	11	26	41	52	47
Support revenue (non-GAAP)	1,364	1,333	1,337	1,263	1,295	1,208	1,151	1,105

Subscription and other software-related service revenue (U.S. GAAP)	82	79	73	71	75	64	64	56
Revenue adjustment*	0	0	0	0	0	0	0	0
Subscription and other software-related service revenue (non-GAAP)	82	79	73	72	75	64	64	56

Software and software-related service revenue (U.S. GAAP)	2,565	1,937	1,953	1,741	2,666	1,994	2,061	1,736
Revenue adjustment*	0	0	0	11	26	41	52	47
Software and software-related service revenue (non-GAAP)	2,565	1,937	1,953	1,752	2,692	2,035	2,113	1,783

Total revenue (U.S. GAAP)	3,189	2,508	2,576	2,397	3,487	2,761	2,858	2,460
Revenue adjustment*	0	0	0	11	26	41	52	47
Total revenue (non-GAAP)	3,189	2,508	2,576	2,408	3,513	2,802	2,910	2,507

Operating income (U.S. GAAP)	1,055	606	647	332	1,275	614	593	359
Revenue adjustment*	0	0	0	11	26	41	52	47
Expense adjustment*	64	67	67	66	72	76	66	83
Operating income (non-GAAP)	1,119	673	714	409	1,373	731	711	489

Operating margin (U.S. GAAP)	33.1	24.2	25.1	13.9	36.6	22.2	20.7	14.6
Operating margin (non-GAAP)	35.1	26.9	27.7	17.0	39.1	26.1	24.4	19.5

Effective tax rate from continuing operations (non-GAAP)	26.4	21.2	28.8	30.6	28.2	30.9	30.7	29.0

EPS from continuing operations — basic in €(U.S. GAAP)	0.63	0.37	0.36	0.18	0.78	0.35	0.34	0.21
EPS from continuing operations — diluted in €(U.S. GAAP)	0.63	0.37	0.36	0.18	0.78	0.34	0.34	0.21
EPS from continuing operations — basic in €(non-GAAP)	0.67	0.41	0.41	0.22	0.76	0.41	0.42	0.29
EPS from continuing operations — diluted in €(non-GAAP)	0.67	0.41	0.41	0.22	0.76	0.41	0.42	0.29

Headcount**	47,578	47,804	48,561	49,916	51,536	51,863	51,447	51,274

*	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanations of Non-GAAP Measures for details.

**	in full-time equivalents — from continuing operations
Differences may exist due to rounding.

F11

Explanations of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar-based non-GAAP revenue numbers that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this document are reconciled to the nearest U.S. GAAP measure in the tables on the pages F5 to F11 above.
We believe that the supplemental historical and prospective non-GAAP financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we used these non-GAAP measures as defined below consistently in our planning and forecasting, reporting, compensation and external communication. Specifically,
•	Our management primarily uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for making financial, strategic and operating decisions.

•	The variable remuneration components of our board members and employees that are compensated with regard to our group targeted measures were based in 2009 on Sap’s achievement of its targets for non-GAAP operating income, non-GAAP operating margin at constant currencies and cash flow conversion ratio. These targets are monitored on a yearly basis and are adjusted if necessary.

•	The annual budgeting process involving all management units, which includes costs such as stock based compensation and restructuring, is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures, which are derived from U.S. GAAP measures, rather than U.S. GAAP numbers.

•	Both, company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
•	The non-GAAP measures provide investors with insight into management’s decision-making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

•	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from acquisitions.
Our non-GAAP financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-GAAP revenue:
Revenues in this document identified as non-GAAP revenue have been adjusted from the respective U.S. GAAP numbers by including the full amount of support revenues that would have been recorded by the acuired entity had it remained a stand-alone entity but which we are not permitted to record as revenue under U.S. GAAP due to fair value accounting for the support contracts in effect at the time of the respective acquisition.
Under U.S. GAAP we record at fair value the support contracts in effect at the time an entity was acquired. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.
Non-GAAP operating expense:
Operating expense figures in this report that are identified as non-GAAP operating expense have been adjusted by excluding the following acquisition-related charges:
•	amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

•	expense from purchased in-process research and development;

•	restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination; and

•	acquisition-related third-party costs (since our early adoption of SFAS 141R and the revision of IFRS 3) as of January 1, 2009, which requires expensing these costs: the previous version of SFAS 141 and IFRS 3 required capitalization.

F12

Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share:
Operating income, operating margin, net income and earnings per share in this document identified as non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company, we include these revenues and exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period to period.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analysed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:

	•	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

	•	The acquisition-related charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

	•	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers is a recurring expense that will impact our financial performance in future years.

	•	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as our net cash provided by operating activities from continuing operations minus purchases of long-lived assets excluding additions from business combinations. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.

F13

Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
U.S. Dollar-Based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates.
Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency was the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the United States with the U.S. Securities and Exchange Commission is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP revenues by the same support revenue fair value adjustment as our non GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and reported in euro.

F14

CONSOLIDATED STATEMENTS OF INCOME
(IFRS; Preliminary and unaudited)

	Twelve months ended December 31
€ millions , unless otherwise stated	2009	2008	Change in %
Software revenue	2,606	3,606	-28
Support revenue	5,285	4,602	15
Subscription and other software-related service revenue	306	258	19
Software and software-related service revenue	8,197	8,466	-3
Consulting revenue	2,074	2,498	-17
Training revenue	273	434	-37
Other service revenue	85	107	-21
Professional services and other service revenue	2,432	3,039	-20
Other revenue	42	70	-40
Total revenue	10,671	11,575	-8
Cost of software and software-related services	-1,702	-1,743	-2
Cost of professional services and other services	-1,849	-2,285	-19
Research and development	-1,611	-1,627	-1
Sales and marketing	-2,193	-2,546	-14
General and administration	-558	-624	-11
Restructuring	-198	-60	>100
Other operating income/expense, net	33	11	>100
Total operating expenses	-8,078	-8,874	-9
Operating profit	2,593	2,701	-4
Other non-operating income/expense, net	-73	-27	>100
Finance income	32	72	-56
Finance costs	-101	-123	-18
Other financial gains/losses, net	-11	1	<-100
Financial income, net	-80	-50	60
Profit before tax	2,440	2,624	-7
Income tax expense	-652	-776	-16
Profit after tax	1,788	1,848	-3
- Profit attributable to noncontrolling interests	2	1	100
- Profit attributable to owners of parent	1,786	1,847	-3
Earnings per share
Basic earnings per share, in €	1.50	1.55	-3
Diluted earnings per share, in €	1.50	1.55	-3
Weighted average number of shares in millions, treasury stock excluded	1,188	1,190
Key ratios
Operating margin in %	24.3	23.3	1.0pp
Effective tax rate in %	26.7	29.6
F15

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IFRS; Preliminary and unaudited)

€ millions	December 31, 2009	December 31, 2008
Assets
Cash and cash equivalents	1,884	1,280
Other financial assets	486	588
Trade and other receivables	2,486	3,178
Other non-financial assets	148	126
Tax assets	341	399
Total current assets	5,345	5,571
Goodwill	4,995	4,975
Intangible assets	894	1,140
Property, plant, and equipment	1,371	1,405
Other financial assets	271	262
Trade and other receivables	52	41
Other non-financial assets	35	32
Tax assets	91	33
Deferred tax assets	426	441
Total non-current assets	8,135	8,329
Total assets	13,480	13,900

€ millions	December 31, 2009	December 31, 2008
Liabilities and total equity
Trade and other payables	583	599
Tax liabilities	323	363
Bank loans	4	2,319
Other financial liabilities	132	244
Financial liabilities	136	2,563
Other non-financial liabilities	1,573	1,428
Provisions	328	248
Deferred income *	597	623
Total current liabilities	3,540	5,824
Trade and other payables	35	42
Tax liabilities	193	278
Bank loans	699	2
Other financial liabilities	40	38
Financial liabilities	739	40
Other non-financial liabilities	12	13
Provisions	198	232
Deferred tax liabilities	184	239
Deferred income *	64	61
Total non-current liabilities	1,425	905
Total liabilities	4,965	6,729
Issued capital	1,226	1,226
Treasury shares	-1,320	-1,362
Share premium	317	320
Retained earnings	8,634	7,442
Other components of equity	-356	-457
Equity attributable to owners of parent	8,501	7,169
Non-controlling interests	14	2
Total equity	8,515	7,171
Equity and liabilities	13,480	13,900

*	Adjustments to prior year reported numbers are based on the application of IFRIC 13, Customer Loyalty Programmes.
F16

Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers
Preliminary and unaudited
The following table provides a reconciliation from our U.S. GAAP and non-GAAP numbers to the respective most comparable IFRS and non-IFRS numbers . Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Twelve months ended December 31
	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S.			U.S.
	U.S.	GAAP		U.S.	GAAP		U.S.
€ millions , unless otherwise stated	GAAP	Diff.	IFRS	GAAP	Diff.	IFRS	GAAP		IFRS

Non-GAAP / Non-IFRS Revenue
U.S. GAAP / IFRS software and software-related service revenue	8,197	0	8,197	8,457	9	8,466	-3		-3
Discontinued activities*	0	0	0	0	-9	-9	0		-100
Deferred revenue write-down**	11	0	11	166	0	166	-93		-93
Non-GAAP / Non-IFRS software and software-related service revenue	8,208	0	8,208	8,623	0	8,623	-5		-5

U.S. GAAP / IFRS total revenue	10,671	0	10,671	11,565	10	11,575	-8		-8
Discontinued activities*	0	0	0	0	-10	-10	0		-100
Deferred revenue write-down**	11	0	11	166	0	166	-93		-93
Non-GAAP / Non-IFRS total revenue	10,682	0	10,682	11,731	0	11,731	-9		-9

Non-GAAP / Non-IFRS Operating Income
U.S. GAAP / IFRS operating income	2,640	-47	2,593	2,840	-139	2,701	-7		-4
Discontinued activities*	0	53	53	0	96	96	0		-45
Deferred revenue write-down**	11	0	11	166	0	166	-93		-93
Acquisition related charges***	264	7	271	297	41	338	-11		-20
Non-GAAP / Non-IFRS operating income	2,916	12	2,928	3,303	-2	3,301	-12		-11

Non-GAAP / Non-IFRS Operating Margin
U.S. GAAP / IFRS operating margin in %	24.7		24.3	24.6		23.3	0.1	pp	1.0	pp
Non-GAAP / Non-IFRS operating margin in %	27.3		27.4	28.2		28.1	-0.9	pp	-0.7	pp

*	Adjustments are for the discontinued activities of the TomorrowNow entities which do not qualify for separate presentation under IFRS. The adjustment differs from the result from discontinued operations under U.S. GAAP due to differences in the valuation of accrued liabilities.

**	Adjustments in the revenue line items are for support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under both U.S. GAAP and IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

***	Adjustments are for the effects of restructuring accruals (non-IFRS), in-process R&D (non-GAAP), amortization of intangibles identified as part of a purchase price allocation (non-GAAP and non-IFRS). See section Explanations of Non-IFRS Measures for details.
Differences may exist due to rounding.

F17

U.S. GAAP — IFRS SIGNIFICANT DIFFERENCES WITH IMPACT ON INCOME
Acquisition-related restructuring expense
In certain circumstances, U.S. GAAP requires that restructuring expense incurred in connection with a business combination be shown as an assumed liability, and therefore it does not normally affect income. However, this restructuring expense must be shown as a current expense under IFRS. After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Acquired in-process research and development
Under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Discontinued operations
SAP’s U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we discontinued its operation. IFRS does not allow us to show them separately because TomorrowNow is not a material operation. This leads to the only difference between our presentation of revenue under U.S. GAAP and IFRS.
Provisions for litigation costs
The accounting requirements regarding provisions are different under IFRS compared to U.S. GAAP. Particularly, the probability threshold for recording provisions is lower under IFRS than under U.S. GAAP and the measurement differs in certain scenarios. Consequently, provisions (e.g. for litigations) may be recorded earlier or at a higher amount under IFRS compared to U.S. GAAP. In addition, under IFRS litigation provisions include attorney’s fees and other legal costs whereas under U.S. GAAP we record these expenses when incurred.
Deferred taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

F18

Explanations of Non-IFRS Measures
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. We did not, however, discontinue preparing financial statements under U.S. GAAP but have prepared consolidated financial statements under both U.S. GAAP and IFRS through 2009.
We will fully migrate to IFRS and discontinue the preparation of U.S. GAAP financial information with effect from the end of 2009. This press release will be the last document in which we will provide U.S. GAAP financial information. In our annual report as well as our annual report on Form 20-F for fiscal year 2009 and all quarterly and annual reports thereafter, we will include only IFRS financial statements. Our business outlook for 2010 and years thereafter will be based on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we will modify our internal management reporting, our planning and forecasting, and our variable compensation plans to align to the non-IFRS numbers we provide in our external communication.
To give our investors an insight into what our migration from U.S. GAAP/non-GAAP to IFRS/non-IFRS will mean for SAP’s key performance measures, the table titled Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers on page F17 of this press release shows a reconciliation from our U.S. GAAP and non-GAAP numbers to their most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. For more information on our non-GAAP measures, which also applies to our non-IFRS measures subject to the additional explanations below, see the section titled Explanations of Non-GAAP Measures.
We have adjusted both our non-GAAP measures and our non-IFRS measures from the respective U.S. GAAP and IFRS numbers by:
•	Including the full amount of support revenue that the acquired entity would have recognized had it remained a stand-alone entity but that we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for the support contracts in effect at the time of the respective acquisition.

•	Excluding acquisition-related charges.
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
•	For acquisitions taking place up to the end of 2008, U.S. GAAP required that certain acquisition-related restructuring expenses to be accounted for as liabilities assumed in a business combination; however, these expenses are required to be charged to expense under IFRS. Consequently, these acquisition-related restructuring expenses are eliminated only in our non-IFRS numbers.

•	For acquisitions taking place up to the end of 2008, purchased in-process research and development was charged to expense immediately under U.S. GAAP, while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is eliminated in our non-GAAP measures while only the amortization is eliminated in our non-IFRS measures.
Starting on January 1, 2009 our accounting for acquisitions has been aligned through the adoption of new accounting standards under both U.S. GAAP and IFRS. Therefore, we do not expect material differences for upcoming acquisitions with respect to acquisition-related restructuring expenses and purchased in-process research and development.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results of the discontinued operations that qualify as such in all respects except that the fact that they do not represent a major line of business. We will refer to these activities as “discontinued activities.” Under U.S. GAAP, we present the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment to our IFRS numbers for the results of our discontinued Tomorrrow Now activities is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, we will continue to internally view the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP will use internally once SAP has fully migrated to IFRS.

•	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.

F19